Exhibit 99.1

BAYTEX CONFERENCE CALL AND WEBCAST ON SECOND QUARTER 2017 RESULTS TO BE HELD ON AUGUST 1, 2017

CALGARY, ALBERTA (July 25, 2017) - Baytex Energy Corp. (TSX, NYSE: BTE) will release its 2017 second quarter financial and operating results prior to the opening of markets on Tuesday, August 1, 2017. A conference call and webcast will be held shortly thereafter to discuss the results.

Conference Call Details:

Date:             Tuesday, August 1, 2017

Time:     9:00 a.m. MDT (11:00 a.m. EDT)

Dial-in:	647-427-2258 (Toronto Local and International)
1-866-226-4099 (North America Toll-Free)

Webcast:         http://edge.media-server.com/m/p/fb4ofhpe

An archived recording of the conference call will be available approximately two hours after the event by accessing the webcast link above. The conference call will also be archived on the Baytex website at www.baytexenergy.com

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 79% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com, or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com